UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 2)*

                    FIRST BANK SYSTEM, INC.
                        (Name of Issuer)

                         Common Stock
                 (Title of Class of Securities)

                         319279 10 5
                        (CUSIP Number)

                       William S. Rubenstein
                 Skadden, Arps, Slate, Meagher & Flom
                 919 Third Avenue, New York, NY  10022

                         (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                           May 25, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the
statement.( )   (A fee is not required only if the reporting
person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      SCHEDULE 13D

 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Corporate Partners, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) ( )
                                                  (b) (X)
  3   SEC USE ONLY

 4   SOURCE OF FUNDS*

        00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                        7  SOLE VOTING POWER

                                               - 0 -
               NUMBER OF
                SHARES                  8  SHARED VOTING POWER
             BENEFICIALLY                      - 0 -
               OWNED BY
                EACH                    9  SOLE DISPOSITIVE POWER
             REPORTING                         - 0 -
              PERSON
                WITH                   10  SHARED DISPOSITIVE POWER
                                                - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,159,643 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.3% (See Item 5)

 14  TYPE OF REPORTING PERSON*
         PN


CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Corporate Offshore Partners, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) ( )
                                                               (b) (X)

  3   SEC USE ONLY

 4   SOURCE OF FUNDS*

       00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda

                                        7  SOLE VOTING POWER
                                               - 0 -
               NUMBER OF
                SHARES                  8  SHARED VOTING POWER
              BENEFICIALLY                     - 0 -
                OWNED BY
                 EACH                   9  SOLE DISPOSITIVE POWER
              REPORTING                        - 0 -
               PERSON
               WITH                    10  SHARED DISPOSITIVE POWER
                                               - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        520,610 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4% (See Item 5)

 14  TYPE OF REPORTING PERSON*

       PN


 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        State Board of Administration of Florida

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) (X)

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

        00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida

                                        7  SOLE VOTING POWER
                                               - 0 -

               NUMBER OF                8  SHARED VOTING POWER
                SHARES                         - 0 -
              BENEFICIALLY
                OWNED BY                9  SOLE DISPOSITIVE POWER
                  EACH                         - 0 -
               REPORTING
                PERSON
                 WITH                  10  SHARED DISPOSITIVE POWER
                                                - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        759,747 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6% (See Item 5)

 14  TYPE OF REPORTING PERSON*
        OO



 CUSIP No.      319279 10 5


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Corporate Advisors, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) ( )
                                                           (b) (X)

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

      Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          ( )
     PURSUANT TO ITEMS 2(C) or 2(E)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                                        7  SOLE VOTING POWER
                                               8,440,000
               NUMBER OF
                SHARES                  8  SHARED VOTING POWER
              BENEFICIALLY                      - 0 -
               OWNED BY
                EACH                    9  SOLE DISPOSITIVE POWER
              REPORTING                        8,440,000
               PERSON
                WITH                   10  SHARED DISPOSITIVE POWER
                                                - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,440,000 (See Item 5)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    ( )
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.2% (See Item 5)

 14  TYPE OF REPORTING PERSON*
        PN


          This Amendment No. 2 restates and amends the
Schedule 13D dated May 30, 1990, as amended by Amendment No. 1, dated July 20, 1990 (as amended, the "Schedule 13D"), filed on behalf of Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Offshore"; Corporate Partners and Offshore being referred to collectively as the "Partnerships"), the State Board of Administration of Florida, a body corporate organized under the constitution of the State of Florida (solely in its capacity as a managed account pursuant to an Investment Management Agreement (as defined below)) (the "State Board"; the Partnerships and the State Board being referred to collectively as the "Purchasers"), and Corporate Advisors, L.P. ("Corporate Advisors"), a Delaware limited partnership and general partner of the Partnerships which also serves as investment manager for the State Board pursuant to the aforementioned investment management agreement (collectively the "Reporting Persons").

          This Amendment is being filed as a result of certain events described in Item 5 below. Because this is the first electronic filing by the Reporting Persons with respect to First Bank System, Inc., this Schedule 13D has been restated in its entirety pursuant to Rule 13d-2(c) and Rule 101 of Regulation S-T.

Item 1.   Security and Issuer.

          The security to which this joint statement relates is the common stock, par value $1.25 per share (the "Common
Stock"), of First Bank System, Inc., a Delaware corporation
(the "Company"), whose principal executive offices are located at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

Item 2. Identity and Background.

          (a) through (c),(f). This joint statement is filed on behalf of (i) Corporate Partners, (ii) Offshore,
(iii) the State Board and (iv) Corporate Advisors. LFCP Corp. ("LFCP Corp."), a Delaware corporation and a wholly owned subsidiary of Lazard Freres & Co. LLC, a limited liability company under New York State law ("Lazard"), serves as the general partner of Corporate Advisors. The Agreement with respect to the Joint Filing of this Schedule 13D has been previously filed as Exhibit 1 to the Schedule 13D.

          The Partnerships were formed for the purpose of providing a vehicle for institutional and other sophisticated investors to participate in the acquisition of substantial equity interests in publicly held companies with significant potential for long-term growth in value. LFCP Corp. was formed for the purpose of serving as the general partner of Corporate Advisors, which in turn was formed for the purpose of serving as the general partner of the Partnerships and as investment manager on behalf of the State Board pursuant to an investment management agreement between the State Board and Corporate Advisors, dated as of June 17, 1988 (the "Investment Management Agreement"), with respect to account assets held in a certain custody account for the State Board.

          The State Board is an agency of the State of Florida created pursuant to a provision of the Constitution of the State of Florida to perform certain duties specified in the Constitution of the State and by statute, including the responsibility of investing certain funds of the Florida Retirement System.

          Lazard is a private investment banking limited liability company of international stature, with extensive experience in principal investments, money management, mergers and acquisitions and corporate finance.

          The address of the principal offices of Corporate Partners, Corporate Advisors, LFCP Corp. and Lazard is One Rockefeller Plaza, New York, New York 10020. The address of the principal offices of Offshore is 30 Cedar Avenue, Hamilton 5-24, Bermuda. The address of the principal offices of the State Board is 1801 Hermitage Boulevard, Tallahassee, Florida 32308.

          The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of LFCP Corp.,
(ii)  each person ultimately in control of LFCP Corp. and
(iii) each person controlling the State Board are set forth in Appendix A attached hereto and incorporated herein by reference.

          (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated by reference, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a stock purchase agreement dated as of May 30, 1990 among the Purchasers, Corporate Advisors and the Company (as amended, the "Stock Purchase Agreement"), a copy of which has been previously filed as Exhibit 2 to the
Schedule 13D and is incorporated herein by reference, as amended by the First Amendment, dated as of June 30, 1990 (the "First Amendment") and a letter agreement dated July 18, 1990 (the "Second Amendment"), copies of which have been previously filed as Exhibits 7 and 8, respectively, to the
Schedule 13D and are incorporated herein by reference, on July 18, 1990 (i) Corporate Partners purchased from the Company 8,856,241 shares of Common Stock, ten PSPRs (as defined in Item 4) and one Risk Event Warrant (as defined in
Item 4) for an aggregate purchase price of approximately $120,509,981; (ii) Offshore purchased from the Company 643,976 shares of Common Stock, ten PSPRs and one Risk Event Warrant for an aggregate purchase price of approximately $8,762,808; and (iii) the State Board purchased from the Company 939,783 shares of Common Stock, ten PSPRs and one Risk Event Warrant for an aggregate purchase price of approximately $12,787,957.

          The First Amendment amended the Stock Purchase Agreement to change the number of shares of Common Stock purchased by each of the Purchasers pursuant thereto. As a result, the number of such shares purchased by Corporate Partners was reduced by 18,782 shares from the amount stated in the Stock Purchase Agreement prior to such amendment, while the number of shares to be purchased by Offshore and the State Board was increased by 7,637 shares and 11,145 shares, respectively, from the amount stated in the Stock Purchase Agreement prior to such amendment. However, the total number of shares of Common Stock purchased by the Purchasers from the Company (10,440,000 shares) and the aggregate purchase price for such shares, the PSPRs and the Risk Event Warrants ($142,060,746) was not changed by the First Amendment.

          The Second Amendment amended the Stock Purchase Agreement to make certain technical corrections thereto and to reflect the parties' understanding with respect to sales or transfers of Company stock by the Purchasers in the event that the Company is party to a merger or consolidation approved by the Company's shareholders which is intended to be accounted for under the "pooling of interests" method.

          Furthermore, pursuant to a stock purchase agreement dated as of May 30, 1990 between the State Board
(in its individual capacity) and the Company (the "Florida
Stock Purchase Agreement"), on July 18, 1990, the State
Board (in its individual capacity) purchased from the Company 2,160,000 shares of Common Stock, ten PSPRs and one
Risk Event Warrant for an aggregate purchase price of $29,391,879.

          The shares of Common Stock, the PSPRs and the Risk
Event Warrants purchased pursuant to the Stock Purchase
Agreement are sometimes collectively referred to herein as the "Securities."

          The Partnerships obtained the funds necessary to pay for the Securities purchased by them from capital contributions which were made by their respective partners pursuant to pre-existing capital commitments. The State Board obtained the funds necessary to pay for the Securities purchased on its behalf pursuant to the Stock Purchase Agreement from contributions from the State of Florida for the Florida Retirement System.

Item 4.   Purpose of Transaction.

          The Purchasers acquired the Securities for investment purposes. Except as described in this Statement, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any present plan or intention to acquire any shares of Common Stock.

          Pursuant to the Stock Purchase Agreement, each of Corporate Partners, Offshore and the State Board received ten Periodic Stock Purchase Rights (the "PSPRs"), a copy of which has been previously filed as Exhibit 9 and is incorporated herein by reference, and one Risk Event Warrant (a "Risk Event Warrant"), a copy of which has been previously filed as Exhibit 10 and also is incorporated herein by reference.

          Each PSPR issued to a Purchaser relates to a specific twelve-month period within the ten-year period commencing on July 18, 1990. Each PSPR shall become exercisable solely in the event that a Dividend Shortfall
(as defined) exists for the specific twelve-month period to which such PSPR relates. Generally, a Dividend Shortfall will be deemed to exist to the extent that the Company has not paid a cash dividend equal to at least $0.205 per share of Common Stock for each quarter within such twelve-month period. The PSPRs will be exercisable, at the Company's election, for either (i) depositary shares (the "Depositary Shares"), each representing 1/1,000 of a share of the Company's Adjustable Rate Cumulative Preferred Stock, Series 1990A, which will have a liquidation value of $100,000 and be deposited with First Bank National Association (the "Depositary") pursuant to a Deposit Agreement entered into between the Company and the Depositary or (ii) Common Stock. Upon exercise of a PSPR, the holder will be entitled to receive either (i) a number of Depositary Shares having an aggregate value equal to the sum of the Dividend Shortfall and the exercise price for such Depositary Shares or (ii) a number of shares of Common Stock having an aggregate value equal to the sum of the Dividend Shortfall and the exercise price for such Common Stock. After a PSPR has become exercisable, it will remain exercisable for a one-year period at an exercise price of $1.00 per Depositary Share or $1.25 per share of Common Stock, as applicable, unless redeemed by the Company. The Company has the option to redeem the PSPRs at any time after the PSPRs become exercisable and prior to the exercise thereof, at a redemption price equal to the amount of the applicable Dividend Shortfall.

          Each Risk Event Warrant shall become exercisable solely in the event that certain defined change in control events occur with respect to the Company and a Value
Shortfall (as defined) exists or in the event that the average closing price of the Common Stock is less than $13.875 for the 20 trading days immediately preceding July
18, 2000. The Risk Event Warrants will be exercisable for shares of Common Stock at an exercise price of $1.25 per share.

          In the event that a Risk Event Warrant is exercised, the Company may, at its option, elect to have such Risk Event Warrant become exercisable for other securities of the Company acceptable to the holder of such Risk Event Warrant in lieu of the shares of Common Stock for which such Risk Event Warrant would otherwise be exercisable. In addition, the Company has the right to redeem any Risk Event Warrant at a price equal to the Value Shortfall (as defined) or the Termination Shortfall Amount (as defined), as applicable, after such Risk Event Warrant shall have become exercisable and prior to the exercise thereof.

          The Stock Purchase Agreement provides that, so long as the Purchasers, together with their affiliates, beneficially own voting securities of the Company representing 5% or more of the total voting power of the Company's securities, after July 18, 1990 and until December 31, 2002, the Purchasers may designate a person to act as a non-voting observer of the Board of Directors of the Company (the "CP Observer") and may under certain circumstances designate a person to serve on the Board of Directors of the Company (the "CP Director"). The Purchasers currently have a CP Observer. The Purchasers' right to designate the CP Director is subject to the terms of the order of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") which was issued in connection with the Notice of Change in Bank Control and written commitments which were made by the Purchasers to the Federal Reserve Board in connection therewith. Furthermore, the Purchasers' right to designate the CP Observer shall lapse at such time as the CP Director is then serving on the Board of Directors of the Company, unless such right is not inconsistent with then applicable law or Federal Reserve Board policy, provided that such right shall be reinstated if it subsequently becomes consistent with then applicable law and Federal Reserve Board policy or, for any reason, no person is then serving as the CP Director.

          Except as set forth in this Item 4, no Reporting
Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) through (c). As set forth above, pursuant to the Stock Purchase Agreement, on July 18, 1990 (i) Corporate Partners acquired 8,856,241 shares of Common Stock, ten
PSPRs and one Risk Event Warrant, (ii) Offshore acquired
643,976 shares of Common Stock, ten PSPRs and one Risk Event Warrant, and (iii) the State Board acquired 939,783 shares of Common Stock, ten PSPRs and one Risk Event Warrant. As a result of sales of Common Stock made on behalf of the Reporting Persons to the Company in connection with the Company's previously announced stock repurchase programs, (i)
Corporate Partners currently owns 7,159,643 shares of Common Stock, (ii) Offshore currently owns 520,610 shares of Common Stock, and (iii) the State Board currently owns 759,747 shares of Common Stock. Such shares represent approximately
5.2%, 0.4% and 0.6%, respectively, of the outstanding shares of Common Stock shares based on the 135,567,431 shares of Common Stock reported to be outstanding by the Company as of April 30, 1995. On May 25, 1995, sales of, in the aggregate, 1,000,000 shares of Common Stock were made at a price of $41.50 per share on behalf of the Reporting Persons to the Company in connection with the Company's previously announced stock repurchase program. Of such shares, 848,299 were sold on behalf of Corporate Partners, 61,683 were sold on behalf of Offshore and 90,018 were sold on behalf of the State Board. Such sales were the only transactions effected in shares of Common Stock by the Reporting Persons or any person identified in Appendix A during the preceding 60 days. By virtue of Corporate Advisors' relationship with the Partnerships and the State Board (solely in its capacity as a managed account pursuant to the Investment Management Agreement), Corporate Advisors would be deemed to beneficially own these 8,440,000 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.

          Except as discussed below in this paragraph, the Partnerships have sole voting and dispositive power with respect to the shares of Common Stock acquired by them pursuant to the Stock Purchase Agreement. As discussed below, the State Board does not have any power to vote or to direct the vote, or to dispose or to direct the disposition of, the shares of Common Stock acquired on its behalf pursuant to the Stock Purchase Agreement. Pursuant to the partnership agreements of the Partnerships, Corporate Advisors, as general partner of the Partnerships, has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock acquired by each of the Partnerships pursuant to the Stock Purchase Agreement, and pursuant to the Investment Management Agreement, has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock acquired on behalf of the State Board pursuant to the Stock Purchase Agreement.

          Pursuant to the Florida Stock Purchase Agreement, on July 18, 1990, the State Board (acting in its individual capacity) acquired 2,160,000 shares of Common Stock. To the best knowledge of the Reporting Persons, as of the date of this statement, the State Board owns in its individual capacity 1,200,000 of such 2,160,000 shares of Common Stock acquired in its individual capacity on July 18, 1990 and an additional 1,091,423 shares of Common Stock, which together represents approximately 1.7% of the outstanding shares of Common Stock.

          This joint statement is being filed on behalf of the State Board notwithstanding that the State Board disclaims having beneficial ownership of the shares of Common Stock which were purchased on its behalf pursuant to the Stock Purchase Agreement. The State Board entered into the Stock Purchase Agreement solely in its capacity as a managed account under the Investment Management Agreement, and not in its individual capacity. Pursuant to the terms of the Investment Management Agreement, Corporate Advisors, acting on behalf of the State Board, has full authority to cause the purchase of such shares by the State Board and has sole voting power and sole dispositive power over such shares. Accordingly, the filing of this Statement should not be deemed a representation that the State Board beneficially owns or has an obligation to file in respect of the shares of Common Stock which were purchased on behalf of the State Board pursuant to the Stock Purchase Agreement.

          In the past, Lazard and its affiliates have provided investment banking and brokerage services to their customers in the ordinary course of business which have included effecting transactions and holding positions in the Common Stock for the accounts of their customers for whom they act as agents, and Lazard and its affiliates may continue these activities in the future for the account of customers in their ordinary course of business. Beneficial ownership of these past and potential future holdings of Common Stock for the account of customers of Lazard and its affiliates is expressly disclaimed by each of the Reporting Persons.

          Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, beneficially owns any shares of Common Stock.

          (d)  To the best knowledge of the Reporting
Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          In connection with the Stock Purchase Agreement and the Florida Stock Purchase Agreement, the Rights Agreement dated as of December 21, 1988, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), was amended to provide that (i) none of Corporate Partners, Offshore or Corporate Advisors nor any of their respective affiliates or associates shall be deemed to be an "Acquiring Person" for purposes of the Rights Agreement unless they are in breach of the Standstill Restriction (as defined below) and (ii) neither the State Board nor any of its affiliates or associates shall be deemed an "Acquiring Person" for purposes of the Rights Agreement unless the State Board is in breach of the standstill restriction set forth in the Florida Stock Purchase Agreement.

          Pursuant to the Stock Purchase Agreement, until December 31, 2002, the Partnerships and Corporate Advisors have agreed not to, and have agreed to use reasonable efforts to cause their respective affiliates not to, acquire beneficial ownership of any additional Voting Securities (as defined in the Stock Purchase Agreement) if the Partnerships and Corporate Advisors, together with their affiliates, would thereafter beneficially own more than 20.6% of the then outstanding Voting Securities (the "Standstill Restriction"). In determining the number of Voting Securities beneficially owned by the Partnerships and their affiliates and the number of Voting Securities then outstanding for purposes of applying the Standstill Restriction, Voting Securities (i) which have been issued or which are issuable upon exercise of the PSPRs or Risk Event Warrants or (ii) which are owned beneficially or of record by Lazard in the ordinary course of its brokerage, trading, financial advisory or money management businesses (other than with respect to Corporate Advisors) are to be disregarded.

          Notwithstanding the Standstill Restriction, if (i) any person (other than a person affiliated with the Company, a Purchaser or the State Board) has acquired beneficial ownership of Voting Securities, or (ii) a tender or exchange offer is made by any person (other than a person affiliated with the Company, a Purchaser or the State Board) to purchase outstanding Voting Securities which, if successful, could result in such person owning or controlling Voting Securities representing more than 50% of the Total Voting Power (as defined in the Stock Purchase Agreement) and such offer is not withdrawn or terminated prior to the Partnerships or their affiliates acquiring beneficial ownership of additional Voting Securities, then (A) in the event of (i) above, the Partnerships and their affiliates may acquire beneficial ownership of additional Voting Securities provided that after giving effect to such acquisition the Voting Securities beneficially owned by the Partnerships together with their affiliates will represent not more than 110% of the number of Voting Securities then beneficially owned by any other person, and (B) in the event, but solely during the continuance, of an offer described in clause (ii) above, the Partnerships and their affiliates may acquire beneficial ownership of additional Voting Securities.

          Pursuant to the Stock Purchase Agreement, each Partnership has agreed not to, and has agreed to cause its affiliates not to, (i) solicit proxies in opposition to the recommendation of the majority of the directors of the Company with respect to any matter (except with respect to certain matters which might adversely affect the rights of such Partnership), (ii) form, join or in any way participate in a group or otherwise act in concert with any other person for the purpose of acquiring, holding or voting any Voting Securities, or (iii) deposit Voting Securities in a voting trust or subject the same to any agreement or arrangement with respect to the voting thereof. The obligations described in this paragraph (i) will continue until December 31, 2002 but be suspended during the time that the Purchasers, together with their affiliates, no longer beneficially own Voting Securities representing 5% or more of the Total Voting Power, and (ii) would not apply to Lazard in the ordinary course of its brokerage, trading, financial advisory or money management business.

          Pursuant to the Stock Purchase Agreement, the Partnerships have agreed not to, and have agreed to use reasonable efforts to cause each of their respective affiliates not to, knowingly sell, transfer or otherwise dispose of beneficial ownership of (each such occurrence, a "Disposition") any Voting Securities in any transaction or series of transactions, to any person if, at the time of agreement to effect such Disposition, such person then beneficially owns, or as a result of such Disposition would beneficially own, Voting Securities representing 5% or more of the Total Voting Power without the prior approval of the Board of Directors of the Company except that (i) each of the Partnerships may transfer to a Permitted Transferee (as defined in the Stock Purchase Agreement) any or all of the Voting Securities owned by such Partnership, (ii) each of the Partnerships (and its Permitted Transferees) may effect a Disposition of any or all of its Voting Securities by tendering such securities pursuant to any tender offer or exchange offer commenced by a third person which could result in such person (together with its officers, directors and affiliates) beneficially owning a majority of the then outstanding Voting Securities or in connection with any merger or consolidation to which the Company is a party or pursuant to a plan of liquidation of the Company, (iii) each of the Partnerships may sell any or all of the Voting Securities in a widely distributed public offering, and (iv) each of the Partnerships may effect a Disposition pursuant to a bona fide pledge of, or the grant of a security interest in, any or all of its Voting Securities to secure indebtedness of such Partnership for money borrowed in connection with such pledge or grant of security interest. The obligations described in this paragraph (i) will continue until December 31, 2002 but be suspended during the time that the Purchasers, together with their affiliates, no longer beneficially own Voting Securities representing 5% or more of the Total Voting Power, and (ii) would not apply to Lazard in the ordinary course of its brokerage, trading, financial advisory or money management business.

          Pursuant to the Stock Purchase Agreement, the Company has agreed to provide each Purchaser with the right to purchase up to such Purchaser's pro rata share of any New Securities (as defined) that the Company may issue and sell for cash. This right will continue until December 31, 2002 but be suspended during the time that the Purchasers, together with their affiliates, no longer beneficially own Voting Securities representing 5% or more of the Total Voting Power.

          Simultaneously with the closing of the
transactions contemplated by the Stock Purchase Agreement, the Company entered into a registration rights agreement with the Purchasers (the "Registration Rights Agreement") a copy of the form of which has been previously filed as
Exhibit 5 and is incorporated herein by reference, pursuant to which the Purchasers were granted certain rights to cause the Company to register with the Securities and Exchange Commission the Common Stock acquired pursuant to the Stock Purchase Agreement and securities of the Company which may be acquired upon exercise of the PSPRs or the Risk Event Warrants.

          Except as described elsewhere in this Statement and as set forth in the documents incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                        *     *     *

          The summary of certain provisions of the Stock Purchase Agreement, the PSPRs, the Risk Event Warrants and the Registration Rights Agreement included in this Statement is not intended to be complete and is qualified in its entirety by the references to the detailed provisions of such agreements, copies of which have been previously filed as Exhibits 2 through 5 and Exhibits 7 through 10 and are incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1  -  Agreement with Respect to Joint
                        Filing on Schedule 13D.

          Exhibit 2  -  Stock Purchase Agreement, dated as
                        of May 30, 1990, among the
                        Purchasers, Corporate Advisors and
                        the Company (exhibits omitted).

          Exhibit 3  -  Form of Periodic Stock Purchase
                        Right.

          Exhibit 4  -  Form of Risk Event Warrant.

          Exhibit 5  -  Form of Registration Rights
                        Agreement to be entered into by the
                        Purchasers and the Company.

          Exhibit 6  -  Power of Attorney from State Board
                        to Corporate Advisors.

          Exhibit 7  -  First Amendment, dated as of June
                        30, 1990, to the Stock Purchase
                        Agreement

          Exhibit 8  -  Second Amendment, dated July 18,
                        1990, to the Stock Purchase
                        Agreement

          Exhibit 9  -  Definitive Form of PSPR

          Exhibit 10 -  Definitive Form of Risk Event
                        Warrant

          All of the foregoing exhibits were previously filed in paper format.


                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 2, 1995

                       CORPORATE PARTNERS, L.P.

                        by:  Corporate Advisors, L.P.
                             General Partner

                              by:  LFCP Corp.
                                   General Partner

                                   by:  /s/ Lester Pollack
                                       Name:  Lester Pollack
                                       Title:  Chairman

                       CORPORATE OFFSHORE PARTNERS, L.P.

                         by:  Corporate Advisors, L.P.
                              General Partner

                              by:  LFCP Corp.
                                   General Partner

                                   by:  /s/ Lester Pollack
                                       Name:  Lester Pollack
                                       Title:  Chairman

                       STATE BOARD OF ADMINISTRATION OF
                         FLORIDA (in its capacity as a
                         managed account)

                         by:  Corporate Advisors, L.P.
                              General Partner

                              by:  LFCP Corp.
                                   General Partner

                                   by:  /s/ Lester Pollack
                                       Name:  Lester Pollack
                                       Title:  Chairman

                       CORPORATE ADVISORS, L.P.

                         by:  LFCP Corp.
                              General Partner

                              by:     /s/ Lester Pollack
                                  Name:  Lester Pollack
                                  Title:  Chairman


                                       Appendix A

                    1. Set forth below are the name and position of each of the directors and executive officers of LFCP Corp. and each person controlling Lazard Freres & Co. LLC ("Lazard"). The principal occupations of Messrs. Pollack and Kagan, respectively, are Senior Managing Director and Managing Director of Corporate Advisors, L.P. as well as, in both cases, Managing Director of Lazard. Except as otherwise indicated, the principal occupation of each person controlling Lazard is Managing Director of Lazard, the business address of each such person is One Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as Managing Directors of Lazard.

                 Directors and Executive Officers of LFCP Corp.

           Name                        Position

           Lester Pollack              Director, Chairman of the
                                       Board, Treasurer

           Jonathan Kagan              Director, President,
                                       Secretary

                   Persons Controlling Lazard Freres & Co.

                              Business Address and
                              Principal Occupation (if
                              other than as indicated
   Name                       above)                        Citizenship

   Marcus A. Agius            Managing Director             United Kingdom
                              Lazard Brothers & Co., Ltd.
                              21 Moorfields
                              London EC2P-2HT
                              England

   Robert F. Agostinelli
   William R. Aroskog
   Frederick H. Batrus
   Patrick J. Callahan, Jr.   Lazard Freres & Co. LLC
                              200 West Madison Street
                              Suite 2200
                              Chicago, IL 60606

   Michel A. David-Weill      Chairman                      French
   Michael J. Del Giudice
   John Doyle
   Charles R. Dreifus
   Thomas F. Dunn
   Norman Eig
   Peter R. Ezersky
   Dod A. Fraser
   Albert H. Garner
   James S. Gold
   Jeffrey A. Golman          Lazard Freres & Co. LLC
                              200 West Madison Street
                              Suite 2200
                              Chicago, IL 60606
   Steven J. Golub
   Herbert W. Gullquist
   Thomas R. Haack
   Eduardo Haim
   J. Ira Harris              Lazard Freres & Co. LLC
                              200 West Madison Street
                              Suite 2200
                              Chicago, IL 60606
   Melvin L. Heineman
   Kenneth M. Jacobs
   Jonathan H. Kagan
   James L. Kempner
   Sandra A. Lamb
   Steven M. Langman
   Edgar D. Legaspi
   Michael Liss
   William R. Loomis, Jr.
   Jessie R. Lovejoy
   Matthew J. Lustig
   Phillipe L. Magistretti    Lazard Freres & Co. LLC       Switzerland
                              610 Fifth Avenue
                              Suite 616
                              New York, New York  10020
   Damon Mezzacappa
   Robert Morgenthau
   Steven J. Niemczyk
   Hamish W. M. Norton
   Jonathan O'Herron
   Christina A. Mohr
   James A. Paduano
   Louis Perlmutter
   Richard P. Poirier, Jr.
   Lester Pollack
   Robert E. Poll, Jr.
   Michael J. Price
   Steven L. Rattner
   John R. Reese
   John R. Reinsberg
   Luis E. Rinaldini
   Bruno Roger                Lazard Freres & Co. LLC       France
                              121 Boulevard Hausmann
                              75382 Paris Cedex 08, France
   Michael S. Rome
   Felix G. Rohatyn
   Gerard Rosenfeld
   Jeremy W. Sillem                                         United Kingdom
   Peter L. Smith
   Arthur P. Solomon
   Michael B. Solomon
   Edouard M. Stern           Lazard Freres & Co. LLC       France
                              610 Fifth Avenue
                              Suite 616
                              New York, New York  10020
   Paul Street
   John S. Tamagni
   David L. Tashjian
   Joseph M. Thomas           Lazard Freres & Co. LLC
                              200 West Madison Street
                              Suite 2200
                              Chicago, IL 60606
   Ali E. Wambold
   Kendric R. Wilson III
   Philip P. Young



                    2. Set forth below is the name, position and principal occupation of each person controlling the State Board of Administration of Florida. The business address of such person is 1801 Hermitage Boulevard, Tallahassee, Florida 32308, and such person is a citizen of the United States.

          Name                     Position

          Ash Williams Jr.         Executive Director



                                  Appendix B

                    On April 11, 1991, a Consent Order was entered into by the Commissioner of Banking, Insurance and Securities of the State of Vermont ("Commissioner") and Lazard's predecessor, Lazard Freres & Co., a New York limited partnership ("Lazard LP"). In the Order the Commissioner alleged that (a) through an inadvertent clerical error of its independent insurance broker, of which Lazard LP was unaware, the applicant's predecessor's surety bond in the amount of $25,000 lapsed from February 28, 1989 until September 24, 1990, (b) no investor in Vermont was adversely affected by the inadvertent lapse of the bond, and (c) the bond was reinstated on September 24, 1990 retroactive to the date of the lapse. The Order recited that the entry of the Order would not (a) disqualify Lazard LP from relying upon any exemption contained in the Vermont Securities Act ("Act") or the rules promulgated thereunder,
          (b) be considered grounds for the denial, suspension, revocation or restriction of Lazard LP registration as a broker-dealer in Vermont, or (c) be deemed a finding of a violation of the Act. Lazard LP entered into the Order without admitting or denying any violation of the Act, agreed to continue to comply with the relevant provision of the Securities Act and paid administrative penalties and costs totaling $2,500.

                    The Market Surveillance Committee (the "MSC") of the National Association of Securities Dealers (the "NASD") alleged that Lazard LP, in its capacity as a broker-dealer, violated the NASD's Rules of Fair Practice by updating a quotation in the Bulletin Board System in the security Telebras (Telecom Brasil) SP ADR (TBRAY) at 9:33 ET on June 17, 1993, which was outside the allowable time for updating foreign or ADR securities on the Bulletin Board. Without admitting or denying the allegations or findings, Lazard LP accepted the MSC's offer to settle the matter, waived its procedural rights and consented to the imposition of a $250 fine. The matter was settled on September 3, 1993.